ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the fourteen months ended December 31, 2004. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of March 21, 2005.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated, and Inferred Resources

This section uses the terms "measured", "indicated" and "inferred resources." The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2          Overview

Anooraq Resources Corporation is engaged in the exploration and development of platinum group minerals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four areas or "limbs".

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties, called "farms" in South Africa, on the Northern Limb of the Bushveld Complex, approximately 250 kilometers north of Johannesburg. The Northern Limb has excellent potential for the discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, with promising results from the Drenthe farm and the Rietfontein farm. Work is continuing to delineate and expand the Drenthe deposit on the Drenthe, Witrivier and Overysel farms, under a joint venture, named the "Boikgantsho Joint Venture" (Boikgantsho JV"), between Anooraq and a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum"), with the objective of advancing the Drenthe deposit toward feasibility studies. At the Rietfontein farm, located approximately 25 kilometers to the south, African Minerals Limited, now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, is currently carrying out the exploration activities.

As a result of on-going drilling programs under the Boikgantsho JV, the Drenthe PGM deposit was expanded and the Overysel North PGM deposit was discovered. The Company announced new mineral resource estimated for the deposits in November 2004. Preliminary results of metallurgical test work for the deposits were also released.

In January 2004, the Company entered into an agreement with a private South African BEE company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby the Company would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld complex. The Ga-Phasha property, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources already outlined as well as excellent additional potential. The transaction, which was completed in September 2004 and which constitutes a reverse take-over

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

("RTO") under the policies of the TSX Venture Exchange, resulted in Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of Anooraq, and (b) maintaining a majority ownership of Anooraq at all future times. The transaction also positions Anooraq to be a wholly constituted entity qualifying as a Black Economic Empowerment ("BEE") company and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa’s new mining laws.

During the fourteen months ended December 31, 2004, the Company changed its fiscal year end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited.

DISCUSSION OF PROJECTS

1.2.1       Platreef Project – Boikgantsho JV

The Drenthe mineral deposit is located on the Northern Limb of the Bushveld Complex. Exploration by Anooraq since 2000 had outlined significant mineral resources in the Drenthe deposit.

In late 2003, Anooraq entered into the Boikgantsho JV to explore and co-develop the Drenthe deposit. A phase 1 drilling program, testing the Drenthe and Witrivier farms and northern part of the Overysel farm, was carried out from January to May 2004. The program was very successful, increasing the deposit strike length to six kilometers.

A phase 2 program began in June. A resource estimate for the Drenthe deposit and the new Overysel North deposit was announced in November, based on drilling to mid September. Phase 2 drilling continued to mid December 2004.

The 2004 programs also included collection of metallurgical samples. Preliminary metallurgical testing was also done and announced during the fourth quarter.

Agreement

In November 2003, the Company announced that it had entered in to a joint venture agreement with Potgietersrus Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop platinum group metals, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture ("the JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. Under the agreement, during that period, Anooraq would operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. As a result of completion of the Anooraq-Pelawan transaction, Anooraq is now a Black Economic Empowerment company involving Historically Disadvantaged South Africans as is required for development of mineral deposits under South African legislation.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a new PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

The Phase 1 program began in January 2004, and included infill drilling on the Drenthe and Witrivier farms and step out drilling to delineate the extent of the Drenthe deposit to the south on the Overysel farm. To the end of May, 16,632 meters of NQ core in 88 drill holes were drilled. The program traced mineralization in the Drenthe deposit over 6 kilometers.

A Phase 2 program began in June and continued to mid December. The program involved infill drilling of 54 holes, totaling about 15,000 meters, on Drenthe farm and 32 holes, totaling about 6,000 meters, on Overysel farm. To the end of December, 17,806 meters in 74 holes of the phase 2 program had been drilled. Drilling expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

Resource Estimate

Drilling in 2004 comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100-meter intervals along lines 100 meters apart on the Drenthe, Witrivier and portions of the Overysel farm. Some areas on the Drenthe farm are drilled at 50-meter spacing along 100 meter spaced lines.

South African consulting firm GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix") completed geological modelling and resource estimates based on 171 holes drilled from 1998 to mid September 2004. Of these, 107 holes were used for the estimate of the resources in Drenthe deposit and 64 holes were used for the estimate of the resources in the Overysel North deposit. Indicated and inferred resources for each deposit as well as the total indicated resources and the total inferred resources for the Boikgantsho JV at US$20 gross metal value per tonne (GMV/t1) cut-off are tabulated below.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% Ni	% Cu	Contained Ounces PGM
Drenthe
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
Overysel North
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,083,500	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

1GMV is sum of Pt, Pd, Au, Cu and Ni grades x requisite metal prices.
Metal prices used are Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

Both estimates were done using ordinary kriging. Some of the samples used have been re-analyzed for nickel since the resource estimate was done, but the results do not indicate a significant change in grade. G,J. (Deon) van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, an independent qualified person is responsible for the resource estimate. A technical report has been filed on SEDAR.

Preliminary Metallurgical Results

Metallurgical studies of core samples from the Drenthe and Overysel are being carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both companies are based in South Africa.

Test work to date has indicated that high PGM and base metal recoveries are achievable. Mineralogical investigations show the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests show high recoveries (Pd - 89%, Pt - 84%, Ni - 83%) at a relatively coarse grind of 60 percent finer than 75 microns. On-going metallurgical test work will assess grind versus recovery and enhancing the grade of the concentrate.

Preliminary Assessment

Subsequent to the end of the year, in March 2005, results of a Preliminary Assessment of the potential economics for an open pit operation exploiting the Drenthe and Overysel deposits were announced.

The Preliminary Assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") of the project at a 5% discount

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

rate of US$300.5 million and at 10% discount is US$138.8 million with an internal rate of return ("IRR") of 25%. The estimated capital cost is US$152.8 million with a payback of 3¼ years.

At current metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The Preliminary Assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for these deposits had been announced at a US$20 GMV/t cut-off; however, the current study indicates favourable financial results using a cut-off grade of approximately US$10.50/t. As the Preliminary Assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

Total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu were estimated in two main pit areas at a US$10.50/t cut-off. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu.

The mill feed rate for the Preliminary Assessment is 5 million tonnes per year. The average head grade ranges from 1.1 to 1.4 g/t 3PGM in the first five years of mining and 0.8 to 1.0 g/t in the last five years. Metallurgical studies on core samples show good results for a conventional mill circuit, comprising crushing, grinding and two-stage flotation. From this work, the following head grade driven concentrator recoveries were used in the study: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%.

Mining costs for the study are based on budget estimates provided by South African mining contractors and processing costs are derived from studies by Dowding Reynard & Associates, the Company’s metallurgical consultants in South Africa. Administrative and environmental costs are based on estimates from contract submissions. Estimated capital and operating costs for the operation are tabulated below:

Capital Cost Summary	US$ million
Mining Pre-production	12.8
Plant and Infrastructure	135.0
Socio-Economics	5.0
Total	152.8
Operating Cost Summary	US$/t
Mining	3.84
Environmental/Reclamation	0.14
Processing	5.36
Administration	0.18
Total (milled)	9.52

A technical report co-authored by qualified persons Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., of Minefill Services, Inc., and Dave R. Reeves, MAusIMM (responsible

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

for the Preliminary Assessment) and qualified person G.J. van der Heever, Pr.Sci.Nat., (responsible for the Resource Estimate) has been filed on SEDAR.

Conclusions from the Preliminary Assessment and Current Programs

The potential for milling and mining optimization using higher throughputs, which would further enhance the project economics, is considered to be excellent. The mineral resource is open to the north, and down dip with potential for additional resources to be outlined. Current metallurgical testwork suggests that the recoveries used in this study may be conservative and could increase. Other improvements, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals, optimizing cut-off grades to produce a higher grade mill feed, and geotechnical studies aimed at supporting steeper pit wall angles during mining are being assessed in pre-feasibility programs that are currently underway.

The deposits can be weathered to a depth of 40 meters. Under the model used, all of the in-pit material was mined but only the fresh sulphide (unweathered) material was processed. Testing is underway on core samples to determine metallurgical characteristics of the weathered material so that it can be integrated into the mine processing plan.

The area of the Boikgantsho project is arid and the South Africa Department of Water Resources has a plan to provide additional water to the region over the next two to five years. Planning to access these water resources is being further considered in the pre-feasibility study.

Also as part of pre-feasibility studies, the geological models and mineral resource estimates are currently being updated with information from drilling to December 2004. A 24,000-meter multi-rig drilling program was initiated in January 2005, focusing on the Drenthe deposit. Drilling is planned to proceed at 50-meter intervals along 50-meter spaced lines in order to define measured mineral resources within the deposit, and advance the project toward a feasibility study.

Completion of the Pre-feasibility Study is expected in the third quarter of 2005.

1.2.2       Ga-Phasha Project

Agreement

In January 2004, the Company entered into an agreement with Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo American Platinum Corporation Limited ("Anglo Platinum") and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau Resources (Proprietary) Limited) The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

subsidiary Rustenburg Platinum Mines Limited ("Rustenburg"), governed by, among other things, a Shareholders Agreement relating to Micawber entered into on September 22, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totaling approximately ZAR 15.7 million. The number of Consideration Shares issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop potential PGM mines, at Ga-Phasha and at Drenthe-Overysel, such that Pelawan's ownership (initially approximately 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership at all future times. Further, the agreed dilution calculation allows for Consideration Shares having an aggregate value of $9.875 million to be sold by Pelawan during the twelve month period subsequent to the closing. The remaining Consideration Shares, estimated at approximately 83 million shares, will be held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Pelawan will at all future times be owned 100% by Historically Disadvantaged South Africans ("HDSA") and at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%. Also pursuant to the agreement with Pelawan, the Company's Board of Directors is to be comprised of nine persons – three from each of the boards of Anooraq and Pelawan, and three independents. The independent board members are chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

In June 2004, Pelawan received approval from the Exchange Control department of the South African Reserve Bank ("SARB") to complete the transaction. The approval from the SARB permitted Anooraq to itself become a BEE company. The required shareholder approval was received on September 10, 2004 and the transaction was completed on September 29, 2004.

Project Activities

Anglo Platinum, and others, have carried out drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Mineralization at Ga-Phasha occurs within the UG2 and Merensky reefs. South African consultants, including Global Geo Services (Pty) Ltd. and GeoLogix, have assisted Anooraq in its review of the technical data for the project. The Paschaskraal and Klipfontein farms have been the subject of extensive drilling. The Avoca and De Kamp inferred resource is an estimate of the mineralization within the Merensky and UG2 reefs situated down-dip from the mineralization outlined on the Klipfontein and Paschaskraal farms. The estimates include a 40% factor for geological losses.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Category	Tonnes (million)	4 g/t	PGM	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained PGM Ounces
UG2 REEF @ 4 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.2	6.56		2.89	3.08	0.17	0.41	2,150,000
Indicated	55.5	7.05		3.10	3.31	0.18	0.44	12,579,000
Total Measured and Indicated	65.7	6.97		3.07	3.28	0.18	0.44	14,729,000
Inferred	33.9	7.20		3.17	3.38	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.4	4.44		1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37		1.92	2.05	0.11	0.28	4,621,000
Total Measured + Indicated	43.3	4.39		1.93	2.06	0.11	0.28	6,105,000
Inferred	39.8	4.28		1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms
Inferred	77.6	7.05						17,590,000
MERENSKY REEF @ 2 g/t cut-off, Avoca and De Kamp farms
Inferred	97.6	4.34						13,620,000

The independent qualified person for the February 2004 resource estimate is E. Siepker, Pr.Sci.Nat., of Global Geo Services (Pty) Ltd..

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants are reviewing the data associated with the drilling as it is received from Anglo Platinum. Additional work has been initiated to prepare for feasibility studies.

1.	Updating the resource model is underway, integrating the additional drilling that has been carried out in 2003/2004.

2.	Additional exploration and analysis is underway to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

3.	Additional drilling is planned to move the mineral resources into higher confidence categories:

	a.	In areas that are currently outlined as inferred, and

	b.	In areas currently outlined as indicated resources.

4.	Data compilation, metallurgical and geo-technical testing, and environmental studies are planned.

To December 31, 2004, exploration and administrative expenditures of approximately $245,000 had been incurred on the Ga-Phasha project. These are included in the totals discussed under Results of Operations.

1.2.3       Thusong Joint Venture

In early May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms on the Western Limb of the Bushveld. Pursuant to

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The Thusong Joint Venture encompasses three farms – Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ – covering an area of approximately 7,713 hectares on the Western Limb of the Bushveld. There is excellent potential for the discovery of high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine.

Exploration planning is underway. Activities are planned to begin in early 2005.

1.2.4       Market Trends

Average prices for both base and precious metals increased in 2004 from the previous year. The average price for platinum in 2004 was US$846/oz, compared to US$693/oz in 2003. Palladium prices averaged US$231/oz in 2004, compared to US$202/oz in 2003. The average price of gold in 2004 was US$410/oz, compared to US$364/oz in 2003.

Nickel prices averaged US$6.29/lb in 2004, compared to US$4.38/lb in 2003. Copper prices averaged US$1.30/lb in 2004, compared to US$0.81/lb in 2003.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

	December 31,	October 31,	October 31,	October 31,
	2004	2003	2002	2001

Current assets	$15,752,640	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	10,075,000	4,200,000	4,200,000	4,200,001
Other assets	197,995	16,990	156,912	171,826
Total assets	26,025,635	9,856,706	7,725,606	6,888,322

Current liabilities	1,573,733	528,277	92,114	230,305
Long term liabilities	1,385,255	–	–	–
Shareholders' equity	23,066,647	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$26,025,635	$9,856,706	$7,725,606	$6,888,322

	14 Months ended	Year ended	Year ended	Year ended
	Dec 31, 2004	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$486,481	$180,613	$119,392	$75,990
Consulting	536,216	100,974	193,902	23,785
Depreciation	39,121	20,637	18,199	1,345
Exploration	7,821,145	1,943,147	959,349	1,444,583
Foreign exchange	145,199	(19)	(23,740)	–
Interest (income)	(485,452)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	479,731	32,657	82,253	68,922
Office and administration	457,571	131,216	73,039	59,879
Salaries and benefits	834,223	402,989	459,249	135,224
Shareholders communications	342,848	193,835	500,039	42,055
Trust and filing	159,633	17,539	20,755	27,071
Subtotal	10,816,716	2,977,528	2,364,096	1,837,872
Stock based compensation	2,466,548	485,962	–	–
Write-off (recovery) of amounts receivable	(256,000)	365,924	–	–
Loss for the year	$13,027,264	$3,829,414	$2,364,096	$1,837,872

Loss per share	$0.18	$0.11	$0.08	$0.11

Weighted average number of common shares
outstanding (thousands)	73,017	34,126	28,901	16,756

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Results of Operations

The loss for the fourteen months ended December 31, 2004 was $13,027,264 compared to a loss of $3,829,414 in the year ended October 31, 2003. This is an increase of $9,197,850, primarily as a result of costs related to increased exploration activities, establishment of an office in South Africa and the Pelawan agreement, as well as the longer reporting period. The Company recorded a loss of $0.18 per share for the fourteen months ended December 2004, compared to a loss of $0.11 per share for the year ended October 2003.

Exploration expense increased by $5,896,482 compared to the year ended 2003 as a result of increased activity mainly on the Boikgantsho project, and planning and development of a technical report on the Ga-Phasha project. The Boikgantsho drilling program that began in January continued into the fourth quarter, resulting in significant increases in engineering, and geological and consulting expenses for 2004 compared to 2003. Drilling costs increased, to $2,972,042 as compared to $308,552 for the previous year. Assays and analysis expenditures increased, to $1,550,516 from $207,939 expended in 2003. Geological and consulting costs of $1,022,430 increased from the $603,000 spent in the previous year. Engineering costs increased from $111,177 to $881,777. The cost of site activities was $484,920 compared to $218,116 spent in the previous year. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit increased by $447,074 in 2004 primarily as a result of the South African and Canadian legal work related to the negotiation and completion of the Pelawan transaction. Office and administration increased by $326,355 largely due to the establishment of an office in South Africa, and conference and travel costs increased by $305,868 in comparison to the prior year primarily related to the increased travel activity surrounding the Pelawan transaction. Consulting costs increased by $435,242 from the previous year. Trust and filing increased by $142,094 in comparison to the prior year.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except share and per-share amounts. Small differences are due to rounding.

	Dec 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,
	2004	2004	2004	2004	2004	2003	2003	2003
Current assets	15,753	17,890	22,819	25,658	26,943	5,640	5,463	2,323
Mineral properties	10,075	10,664	4,200	4,200	4,200	4,200	4,200	4,200
Other assets	198	172	32	39	43	17	141	146
Total assets	26,026	28,726	27,051	29,897	31,186	9,857	9,804	6,669

Current liabilities	1,574	2,353	798	1,206	647	529	275	106
Long term liabilities	1,385	1,561	–	–	–	–	–	–
Shareholders’ equity	23,067	24,812	26,253	28,691	30,539	9,328	9,529	6,563
Total shareholders’ equity and
liabilities	26,026	28,726	27,051	29,897	31,186	9,857	9,804	6,669

Expenses
Exploration	1,270	2,063	1,924	1,745	859	788	428	362
Conference and travel	110	208	99	27	42	73	43	32
Consulting	59	169	119	63	126	72	7	10
Depreciation	–	–	–	–	–	–	–	–
Foreign exchange loss/ (gain)	55	111	37	(49)	(10)	15	30	(23)
Interest (income)	(96)	44	(125)	(225)	(84)	(17)	(10)	(4)
Legal, accounting and audit	134	(150)	117	308	71	15	3	6
Office and administration	129	115	131	47	36	87	5	20
Salaries and benefits	225	243	117	124	125	113	58	62
Shareholder communications	41	112	53	68	68	61	35	55
Trust and filing	9	(1)	24	91	38	(1)	7	9
Subtotal	1,936	2,914	2,496	2,199	1,271	1,206	606	529
Exploration - stock-based
compensation	9	19	433	60	519	2	–	7
Stock-based compensation	3	7	502	64	851	446	15	15
Write-off (recovery) of amounts
receivable	–	–	–	–	(256)	366	–	–
Loss for the period	1,948	2,940	3,431	2,323	2,385	2,020	621	551

Basic and diluted loss per share	0.01	0.03	0.06	0.04	0.05	0.05	0.02	0.02

Weighted average number of
common shares outstanding	147,652	86,349	51,925	50,628	47,231	38,209	32,609	32,274

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6          Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is not always certain. There can be no assurance of continued access to significant equity funding.

At December 31, 2004, the Company had working capital of approximately $14.1 million, which is sufficient to fund its known commitments and its 2005 work program.

As the Company chooses to proceed with its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

Current assets increased from the previous year by $10,112,924 and similarly, working capital increased from the previous year by $9,067,468 as a result of increased cash balances on hand, primarily because of the Company’s $20 million equity financing in December 2003. The increase in current liabilities is primarily due to invoices and payments owed related to the closing of the Pelawan transaction.

The Company has no capital lease obligations, operating leases or any other long term debt.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7          Capital Resources

At December 31, 2004, Anooraq had working capital of $14.1 million as compared to $5.1 million at the end of the 2003 fiscal year. The Company had approximately 148 million common shares outstanding at December 31, 2004.

In December 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of the Company's PGM-nickel projects in South Africa.

1.8          Off-Balance Sheet Arrangements

None.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9          Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private Canadian company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the fiscal period 2004, Anooraq incurred costs of $1,512,441 from HDI, as compared to $1,281,758 for the fiscal year 2003.

Pelawan Investments (Proprietary) Limited ("Pelawan") is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company. During the period from Pelawan becoming a significant shareholder on September 29, 2004 to December 31, 2004, the Company paid $745,438 (2003 – $nil) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

During the fourteen month period ended December 31, 2004, the Company paid or accrued costs of $135,104 from a private company owned by a director, for engineering and project management services at market rates.

1.10        Fourth Quarter

During the fourteen months ended December 31, 2004, the Company changed its fiscal year end from October 31 to December 31. Accordingly, the results discussed in this item are for the short two-month period ended December 31, 2004.

Current assets decreased from October 31, 2004 by $2.137 million and similarly, working capital decreased from October 31, 2004 by $1.358 million as a result of the Company ongoing exploration work. The increase in current liabilities is primarily due to invoices and payments outstanding related to the closing of the Pelawan transaction.

The loss for the two months ended December 31, 2004 was $1.948 million compared to a loss of $2.940 million in the quarter ended October 31, 2004. This is a decrease of approximately $0.992 million, primarily as a result of the shortened comparison period. The loss for the quarter ended October 31, 2003 was $2.019 million.

Exploration expenses for two months ended December 31, 2004 totaled $1,269,674 compared to $2,063,303 incurred for the quarter ending October 31, 2004; the $793,629 decrease is due to the shortened period. Activities at site on the Boikgantsho drilling program, which began in January, continued to mid December. Drilling costs decreased to $395,533 as compared to $748,387 in the fourth quarter. Assays and analysis expenditures decreased, to $128,630 from $460,620 in the fourth quarter. Geological and consulting costs of $151,079 decreased from the $346,014 spent in the previous quarter. Engineering costs increased from $262,009 to $374,739. The cost of site activities was $65,234 in comparison to $116,809 spent in the previous quarter. Site activity costs are principally associated with maintaining the field office in South Africa, but also include support activities associated with the drilling program.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11        Proposed Transactions

None.

1.12        Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves,
•	the carrying values of property, plant and equipment,
•	restoration costs following completion of the mining activities, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13        Changes in Accounting Policies including Initial Adoption

During the period ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

Anooraq Resources Corporation decided to change its year-end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited.

In accordance with the definitions used in the Companion Policy to NI 51-102:

•	The Company's old financial year end is the 12 months ended October 31, 2003.

•	The Company’s transition year is the 14 months ended December 31, 2004.

•	The Company’s new financial year will be the 12 months ended December 31, 2005.

Further details of this are provided in the notes to the financial statements accompanying this MD&A.

1.14        Financial Instruments and Other Instruments

None.

1.15        Other MD&A Requirements

1.15.1     Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

ANOORAQ RESOURCES CORPORATION FOURTEEN MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.3      Disclosure of Outstanding Share Data

The following details the share capital structure as at March 21, 2005. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,020,407

Share purchase options	July 29, 2005	0.60	50,000
	September 8, 2005	0.85	100,000
	September 30, 2005	0.85	50,000
	October 21, 2005	2.00	1,545,000
	October 26, 2006	1.95	575,000
	October 26, 2006	2.00	35,000
	October 26, 2006	1.64	200,000	2,555,000

Warrants	June 1, 2005 (1)	2.50	5,333,334	5,333,334

(1) Subject to accelerated expiry under certain conditions.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.